UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KING PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARKER TENNESSEE CORP.

(Offeror)

A Wholly-Owned Subsidiary of

PFIZER INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

495582108

(CUSIP Number of Class of Securities)

Amy W. Schulman

Senior Vice President and General Counsel

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

(212) 733-2323

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Block, Esq.

William P. Mills, III, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,677,489,663	$262,205.01

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 249,958,811 shares of common stock, without par value of King Pharmaceuticals, Inc. (the “Company”) (inclusive of restricted stock awards granted pursuant to the Company’s stock plans), at $14.25 per share and (ii) 8,110,639 shares of common stock, without par value, of the Company which are subject to issuance pursuant to the exercise of outstanding options at $14.25 per share.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Parker Tennessee Corp., a Tennessee corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), at a price of $14.25 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 22, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:

King Pharmaceuticals, Inc.

501 Fifth Street

Bristol, Tennessee 37620

(423) 989-8000

(b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. King has advised us that as of October 19, 2010, there were (i) 249,958,811 Shares issued and outstanding (inclusive of restricted stock awards granted pursuant to the Company’s stock plans) and (ii) 8,110,639 Shares, which were subject to issuance pursuant to the exercise of outstanding options.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and “Certain Information Concerning Parent and the Purchaser” and in Schedule I thereto is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with King,” “The Merger Agreement; Other Agreements,” and “Purpose of the Offer; Plans for King,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for King,” and “Certain Effects of the Offer,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Purpose of the Offer; Plans for King,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with King,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for King,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for King,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated October 22, 2010.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of King Pharmaceuticals, Inc. and Pfizer Inc., dated October 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pfizer Inc. with the Securities and Exchange Commission dated October 12, 2010).

Exhibit No.

(a)(1)(G)	Summary Advertisement as published on October 22, 2010.

(a)(5)	Press Release issued by Pfizer Inc., dated October 22, 2010.

(b)	None.

(d)	Agreement and Plan of Merger, dated as of October 11, 2010, by and among Pfizer Inc., King Pharmaceuticals, Inc. and Parker Tennessee Corp. (included as Annex A to the Offer to Purchase).*

(g)	None.

(h)	None.

*	Included in mailing to shareholders.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER TENNESSEE CORP.

By	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President

Date: October 22, 2010

PFIZER INC.

By	/s/ David Reid
Name: David Reid
Title: Assistant Secretary

Date: October 22, 2010

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated October 22, 2010.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of King Pharmaceuticals, Inc. and Pfizer Inc., dated October 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pfizer Inc. with the Securities and Exchange Commission dated October 12, 2010).

(a)(1)(G)	Summary Advertisement as published on October 22, 2010.

(a)(5)	Press Release issued by Pfizer Inc., dated October 22, 2010.

(b)	None.

(d)	Agreement and Plan of Merger, dated as of October 11, 2010, by and among Pfizer Inc., King Pharmaceuticals, Inc. and Parker Tennessee Corp. (included as Annex A to the Offer to Purchase).*

(g)	None.

(h)	None.

*	Included in mailing to shareholders.